Exhibit 99.4

For Immediate Release	1 September 2005

CADBURY SCHWEPPES ANNOUNCES INTENTION TO SELL EUROPE BEVERAGES

The Board of Cadbury Schweppes plc today announces its intention to sell its Europe Beverages business. Cadbury Schweppes expects to commence the sale process in the near future.

Following a strategic review of Europe Beverages, the Board has decided to focus the Group’s financial and management resources on its confectionery and other beverage businesses which have greater potential for higher growth and returns. Proceeds from the sale will initially be used to reduce the Group’s net debt which at June 2005 was £4.3 billion.

Todd Stitzer, CEO of Cadbury Schweppes said, “Europe Beverages has a great portfolio of brands, a talented management team and strong routes to market. I’m proud of the commitment and dedication of its workforce. However, the potential for growth and value creation is greater in the Group’s other operations, and therefore we believe it is in the best interests of our shareowners to investigate a sale of the business.”

Overview of Europe Beverages

In 2004, on an IFRS basis, Europe Beverages’ revenue was £653 million and underlying profit from operations was £116 million, representing 10% and 11% of the Group’s revenue and underlying profit from operations respectively. Its sales volume of 1.7 billion litres makes it the third largest player in the European carbonated soft drinks market.

Europe Beverages’ principal products are carbonated soft drinks, mineral waters and still drinks. Its main brands are Schweppes, Orangina, TriNa, Oasis and La Casera which account for around 75% of sales. Other brands include Apollinaris, Pampryl, Gini and Vida. Products are sold across Continental Europe, with some sales in the UK, parts of North and West Africa and the Middle East. Sales are concentrated in three countries, France, Spain and Germany, which account for around 85% of total sales.

The business has wholly owned bottling operations in Germany, Spain, Portugal and Belgium and a production arrangement with San Benedetto in France. In other countries, the business operates through licence agreements with third party manufacturers and distributors. The business has around 3,000 employees.

Strategic Rationale for Sale

Cadbury Schweppes adopted its Managing for Value philosophy in 1997 and remains committed to utilising its assets to exploit growth opportunities and drive value creation. The Group has five goals which support Managing for Value. The overriding goal is to consistently deliver superior shareholder returns. This is supported by two commercial goals which are to profitably and significantly increase global confectionery share and profitably secure and grow regional beverages’ share.

Following the acquisition of the Adams confectionery business in 2003 and subsequent organic growth, Cadbury Schweppes has become the leading company in the global confectionery market. It has the broadest category participation and geographic footprint in the global confectionery industry. Investments in marketing, innovation, science & technology and sales & distribution have accelerated the Group’s confectionery sales growth: in 2004, confectionery sales grew by 6% compared with average annual growth of 3% in the previous 3 years; in the first half of 2005, the Group’s confectionery sales grew by 7%.

In beverages in the Americas, the combination of the three North American businesses – Dr Pepper/SevenUp, Mott’s and Snapple – into a single cohesive unit is enabling the Group to leverage fully the powerful brand portfolio of flavoured carbonated soft drinks (including Dr Pepper, 7 UP, Sunkist and A&W) and non-carbonated soft drinks (including Snapple and Mott’s). With almost 18% of the US carbonated soft drinks market, the largest market in the world, the business generates high returns and cashflow. Together, the US beverage and confectionery businesses make the Group the 10th largest food company supplying the grocery trade in the US. Similarly in Australia, the combination of confectionery and full system beverage businesses has created the fourth largest supplier to the grocery trade.

The Board believes growth and returns can be increased through continued focus and investment on the Group’s advantaged global confectionery business and regional beverage operations in the Americas and Australia. Therefore, following a strategic review of Europe Beverages, the Board has decided it would be in the best interests of shareholders to investigate a sale of the business.

Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones Mary Jackets Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd Katie Macdonald-Smith

External Advisors

Goldman Sachs International	+44 207 774 1000
Nick Reid Richard Butland

The Maitland Consultancy	+44 207 379 5151
Angus Maitland Philip Gawith

Forward Looking Statements

These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Notes to Editors:

1. About Cadbury Schweppes

Cadbury Schweppes is the world’s largest confectionery company and the third largest carbonated soft drinks group. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 50,000 people.

2. Further Information on Europe Beverages

The Group currently has beverage operations in three regions, the Americas, Continental Europe and Australia, having disposed of its beverage brands in 160 markets in 1999.

In Continental Europe, a number of businesses were acquired in 2001 and 2002, namely La Casera in Spain, Orangina in France and, in Germany, the 72% of Apollinaris and Schweppes that the Group did not already own. These acquisitions extended the range of Europe Beverages’ brands, increased its scale and strengthened its route to market in its key markets of France, Spain and Germany. In 2004, the Group acquired the remaining operations of the Orangina business which it did not acquire as part of the main Orangina transaction in 2001. These operations are based primarily in the UK and Africa.

3. Recent Performance of Europe Beverages

IFRS(1) Basis

£m	2005	2004	2004
	24 weeks to 19 Jun	24 weeks to 13 Jun	53 weeks to 2 Jan 2005
	(unaudited)	(unaudited)	(audited)
Revenue	308	303	653
Underlying EBITDA (2)	55	56	139
Underlying profit from operations (3)	45	46	116

Source: 2005 Interim Statement/2004 IFRS Restatement
(1) In 2005 the Group adopted International Financial Reporting Standards (IFRS). The results for the half and full year 2004 have been restated from UK GAAP to IFRS
(2) Underlying EBITDA is defined as earnings before interest, tax, depreciation and brand intangibles amortisation, restructuring costs, non-trading items and the impact of fair value accounting under IAS 39, and excludes associates
(3) Underlying profit from operations is before brand intangibles amortisation, restructuring costs, non-trading items and the impact of fair value accounting under IAS 39 and excludes associates

In 2004, on an IFRS basis, Europe Beverages’ revenue was £653 million, underlying EBITDA was £139 million and underlying profit from operations was £116 million. This represented 10%, 11% and 11% of the Group’s revenue, underlying EBITDA and underlying profit from operations respectively. In 2004, Cadbury Schweppes’ turnover was £6.7 billion, underlying EBITDA was £1,285 million and underlying profit from operations was £1,070 million.

In the first half of 2005, Europe Beverages’ like-for-like sales and underlying operating profits fell 1% and 6% respectively. Sales would have been flat if a higher than average buy-in by the trade in France in the first half of 2004 were excluded. Good performances from Spain and Germany offset weaker results from France where the food retail market remains challenging. The reduction in profits reflected an uplift in marketing and promotional investment behind core brands and innovation. The management changes made in 2003 and 2004 continued to have a beneficial impact on commercial and supply chain execution. There were significant improvements in innovation, in-store execution, marketing, customer service and manufacturing efficiencies in the first half. Market shares continued to stabilise in the two key markets of France and Spain.

At 19 June 2005, capital invested in Europe Beverages was £644 million. Capital invested is defined as net assets excluding net debt.

UK GAAP(1) Basis (Historical Performance)

Year end (£m)	2002	2003	2004	CAGR	CAGR
	29 Dec	28 Dec	02 Jan 2005	(reported)	(LFL)*

Turnover	548	692	653	9%	-1%
Underlying operating profit(2)	104	120	117	6%	-2%
Operating Assets	123	124	161

Source: Statutory accounts
(1) In 2005 the Group adopted International Financial Reporting Standards. The results of Europe Beverages have been given on a UK GAAP basis for the 2002 – 2004 period to allow its financial performance to be compared over the period.
(2) Excludes the impact of exceptional items and goodwill/intangibles amortisation and excludes associates
* excluding acquisitions and exchange rate movements

Between 2002 and 2004, turnover rose from £548 million to £653 million, a CAGR of 9% at actual exchange rates. Excluding the impact of acquisitions, principally Apollinaris & Schweppes, and exchange rate movements, the organic CAGR over the same period was -1%. The fall in turnover in 2004 primarily reflected the impact of poor summer weather versus an unusually hot summer in 2003.